Exhibit 99.6

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL ESTABLISHES REFINERY OPERATING COMPANY

KIPI Maloy, Kalimantan Timur, Indonesia, 29 January 2018 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) today announced that it has established an Indonesian subsidiary, PT Kilang Kaltim Continental ("KKC"), under a foreign direct investment license received from BKPM, the agency responsible for coordinating international investments.

KKC's investment license permits it to build, own, and operate a crude oil refinery at the KIPI Maloy port and industrial park, a special economic zone located in the Kutai Timur Regency of East Kalimantan Province, Indonesia. The planned 24,000 barrels per day capacity refinery is being designed to be built in two phases, and is intended to produce diesel fuel, B30 biodiesel, LPG, naphtha, marine fuel oil, and residual fuel oil for local sale direct to industry, distributors, and consumers within the East Kalimantan Province.

The Company owns an 80% shareholding in KKC, and the Company's 85% owned Indonesian subsidiary, PT Continental Hilir Indonesia, owns the remaining 20%.

Company director, Mr. Karsani Aulia, has been appointed as the first director of KKC, and the Company's CEO, Mr. Richard L. McAdoo has been appointed as KKC's first commissioner.

On behalf of the Company,
Richard L. McAdoo
Chief Executive Officer

Source: Continental Energy Corporation
Media Contact: Byron Tsokas, Vice President, (1-403-629-8840) btsokas@continentalenergy.com
Further Information is posted on the Company's website at: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements - Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. There are many factors which may cause actual performance and results to be substantially different from any of the Company's plans, intentions, or objectives or similar forward looking statements described herein. In this release, there are no assurances that the Company's planned refineries will be realized. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed with the US SEC available at www.sec.gov. The Company assumes no obligation to update the information in this release.